EXHIBIT 11-1

               DONALDSON, LUFKIN & JENRETTE, INC. & SUBSIDIARIES

                   Computation of Diluted Earnings Per Share
                    (In thousands, except per share amounts)

                                                                     Three Months Ended                   Six Months Ended
                                                                          June 30,                             June 30
                                                                   1998             1997               1998            1997
                                                                 ---------       ----------          ---------      ----------
Weighted Average Common Shares (1):
    Average Common Shares Outstanding                              117,236          110,190            116,110         109,136
    Average Restricted Stock Units Outstanding                       2,087            6,566              2,880           7,621
    Average Common Shares Issuable
           Under Employee Benefit Plans                             11,338            5,980             10,805           5,188
    Average Common Shares Issuable
           Upon Conversion of Convertible Debt                            -           1,370                  -             689
                                                                 ---------       ----------          ---------      ----------
Weighted Average Common Shares Outstanding                         130,661          124,106            129,795         122,634
                                                                 =========       ==========          =========      ==========
Earnings:
     Net Income                                                  $ 142,300        $ 100,200          $ 276,450      $  186,600
     Less:  Preferred Stock Dividend Requirement                     5,289            2,970             10,732           6,204
                                                                 ---------       ----------          ---------      ----------
Earnings Applicable to Common Shares                             $ 137,011       $   97,230          $ 265,718      $  180,396
                                                                 =========       ==========          =========      ==========
Diluted Earnings Per Common Share                                $    1.05       $     0.79          $    2.05      $     1.47
                                                                 =========       ==========          =========      ==========

(1) In February 1998, the Board of Directors declared a two-for-one stock split (the "stock split") of the Company's common stock, subject to stockholder approval, to increase the number of authorized common shares. In April 1998, the stockholders approved an amendment to the Company's Certificate of Incorporation whereby the amount of total authorized shares of common stock was increased to 300 million shares and the amount of total authorized shares of preferred stock was increased to 50 million. The stock split was effected in the form of a 100% stock dividend to stockholders of record on April 27, 1998, and was paid on May 11, 1998. All common share, per common share, restricted stock unit and option data have been restated for the effect of the stock split.